August 9, 2019

Jonathan J. Ledecky
Chief Executive Officer
Pivotal Acquisition Corp.
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

       Re: Pivotal Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed July 26, 2019
           File No. 333-232238

Dear Mr. Ledecky:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2019 letter.

Amendment No. 1 to Form S-4 Filed July 26, 2019

Pro Forma Combined Statement of Operations, page 90

1. Please refer to our prior comment 15. While we note your disclosure that CIM agreed to terminate their agreement upon the business combination, it does not appear to be a condition of the merger itself. Therefore, please clarify how you determined that the termination of the contract is directly attributable to the transaction and factually supportable.
 Jonathan J. Ledecky
FirstName LastNameJonathan J. Ledecky
Pivotal Acquisition Corp.
Comapany2019
August 9, NamePivotal Acquisition Corp.
August 9, 2019 Page 2
Page 2
FirstName LastName
Executive Compensation, page 104

2. We note your response to prior comment 17 regarding your prospective executive compensation plans after the merger and appointment of new executive officers. Please include your response in your registration statement and clarify whether new compensation plans and equity grants are expected to significantly increase in the near future.
Business of the Company
Products and Services, page 132

3. Please refer to prior comment 18. It appears that your balance of receivables is higher than what might be expected given your payment terms. Please explain and revise your
         Liquidity and Capital Resources discussion to address this trend. Also, address any possible seasonality or collectability trends that may impact your balance of receivables.
         Refer to Item 303(a)(1) of Regulation S-K and Section IV of Release No. 33-8350.
The Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 144

4. Please refer to our prior comment 19. As requested, please provide the number of customers at December 31, 2018 or explain why you believe this information is not necessary. Please also provide more detail as to why you do not have interim period customer retention rates for 2018 considering Kroll Ontrack had been a part of your operations for the entire fiscal year during both 2018 and 2017. Also, revise to clarify why you are not providing retention information for periods prior to fiscal 2018. Lastly, tell us whether you use any other measures to monitor and assess your results of operations and if so, revise to include a quantified discussion of such measures. Refer to
         Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.
Unlevered Free Cash Flow and Levered Free Cash Flow, page 146

5. Please tell us why you derive your non-GAAP measures of unlevered and levered free cash flow, which are liquidity measures and reconciled to operating cash flow, from your non-GAAP measure of Adjusted EBITDA, which is a performance measure reconciled to net income. In this regard, liquidity measures are normally derived from cash flows from operations, not net income. Please revise your disclosure to discuss how these measures compare to the nearest GAAP measure, operating cash flows.
 Jonathan J. Ledecky
FirstName LastNameJonathan J. Ledecky
Pivotal Acquisition Corp.
Comapany2019
August 9, NamePivotal Acquisition Corp.
Page 3
August 9, 2019 Page 3
FirstName LastName
Adjusted EBITDA and Leveraged Free Cash Flow Reconciliation, page 149

6.       Please refer to prior comment 21 and address the following:
           Your reconciliation of levered and unlevered free cash flow appears to include adjustments for charges or liabilities that will require cash settlement, such as cash paid for taxes and interest. As these adjustments are prohibited pursuant to Item
            10(e)(1)(ii)(A) of Regulation S-K, please remove them.
           You disclose that the purpose of the measure is to reflect the cash (if any) that is available, after purchases of property and equipment and cash taxes, for investment in your business and to make acquisitions. Absent the prohibited adjustment for cash taxes as noted above this definition is consistent with the typical definition of free cash flow. Thus, consider revising your measure to better reflect its stated purpose. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.
           To highlight the difference between operating cash flow and your non-GAAP liquidity measures of levered and unlevered free cash flow, revise to reconcile such measure from operating cash flows to the related non-GAAP measure.
7. We note your response to prior comment 22. Please explain further how you determined that the sign on bonuses and non-recoverable draws were non-recurring hiring or retention bonuses. Tell us whether the value for either of these was based on sales performance subsequent to hiring and whether these costs are standard for your industry or geographic location and clarify whether similar costs could potentially be incurred should you need to replace one of these sales people.
        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Information Technologies
                                                                and Services
cc:      Jeffrey Gallant, Esq.